SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2006
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. announcing its offer to exchange up to $250,000,000 of its 7.50% Senior Guaranteed Notes due 2015. Attached hereto is a copy of the press release dated January 12, 2006.

Signature

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

	By:	/s/ Roberto Carrillo

	Name:	Roberto Carrillo
	Title:	Acting Chief Financial Officer
Date: January 12, 2006

DESARROLLADORA HOMEX ANNOUNCES ITS OFFER TO EXCHANGE NOTES

Culiacán Mexico,January 12, 2006 — Desarrolladora Homex, S.A. de C.V.(Homex or the Company) [NYSE:HXM, BMV:HOMEX] announced today that it has commenced its offer to exchange up to $250,000,000 of its 7.50% Senior Guaranteed Notes due 2015 for an equivalent amount of 7.50% Senior Guaranteed Exchange Notes, which have been registered under the Securities Act of 1933, as amended. The exchange offer will expire at 5:00 p.m., New York City time, on February 14, 2006, unless such offer is extended by the Company.

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About Homex
Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

For additional corporate information please visit the Company’s web site at: www.homex.com.mx.

Desarrolladora Homex, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future r esults is contained in our filings with the Securities and Exchange Commission.

INVESTOR CONTACT
investor.relations@homex.com.mx

Carlos J. Moctezuma
Head of Investor Relations
+5266-7758-5838
cmoctezuma@homex.com.mx